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                                                                    EXHIBIT 99.3

CONTACT:

EDWARD M. FITZGERALD
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
ALTAREX CORP.
(781) 672-0138
INFO@ALTAREX.COM
WWW.ALTAREX.COM
FOR IMMEDIATE RELEASE

ALTAREX FILES LAWSUIT AGAINST BIOMIRA INC.

- Announces Proposed Equity Offering of up to C$17MM -

WALTHAM, MA, USA, March 17, 1999 - AltaRex Corp. (AXO:TSE) announced today that it has filed a lawsuit against Biomira Inc. concerning breaches by Biomira with regard to the Company's License and Asset Purchase Agreements with Biomira. As a result of Biomira's breaches, AltaRex claims it is entitled to an assignment of all the rights granted to it by Biomira, and Biomira is disentitled to any further rights, including the payment of royalties.

The Company also filed a demand for further particulars from Biomira with respect to the allegations made in its legal action against AltaRex on the basis that such action fails to disclose sufficient information to enable the Company to properly defend the action.

The Company also announced the filing of a Preliminary Prospectus with regulatory authorities in certain provinces of Canada relating to an offering up to C$17 million of common shares. The Company has appointed First Marathon Securities Limited as its lead agent for the Offering, with HSBC James Capel Canada Inc. as co-agent. The closing of the Prospectus Offering is expected to occur in late-April or early May.

"The events of the past few months have afforded us the opportunity to review in greater detail the specifics of the history of our relationship with Biomira and the attendant behavior exhibited by the principals of the other side," remarked Richard Bagley, President and CEO of AltaRex. "As previously disclosed, we intend to vigorously defend our rights and our independence from Biomira as appropriately incorporated not only in our prior agreements with them but in our conduct as a company since AltaRex was formed. In more formal legal language, we believe Biomira has breached its License Agreement with AltaRex, has interfered with our economic interests with an intent to cause deliberate damage, has breached obligations of good faith arising from both the Asset Purchase and License Agreements, and has sought to prevent us from practicing our rights granted under the Agreements. We will seek a dismissal of their lawsuit under the indemnification grant of the License Agreement, an assignment of rights under the Agreements (including the exclusive right to develop, commercialize, manufacture, use and sell all AIT(R) products and applications, including IRT , IPT and in-vivo imaging), a declaration that Biomira is not entitled to any further rights (and in particular to royalty payments), damages to be proven at trial, and an injunction, interest payments and other relief as may be awarded by the


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court. In so doing, we are also affirming our inventorship and ownership of a patent application entitled 'Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response'."

AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy ("AIT(R)"). The Company believes that its AIT(R) technology enhances the ability of the human immune system to produce its own anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers.

The Company has four AIT(R)-based products in various stages of research and development. These include OvaRex MAb for tumors expressing the CA 125 antigen, BrevaRex MAb for tumors expressing the MUC1 antigen, GivaRex MAb for tumors expressing the CA 19.9 antigen and ProstaRex MAb for tumors expressing the PSA antigen. The Company's most advanced product, OvaRex MAb for ovarian cancer, is in two potentially pivotal Phase IIb clinical trials, while BrevaRex MAb has recently entered a Phase I study.

Additional information about AltaRex can be found on its web site at WWW.ALTAREX.COM.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. There can be no assurance as to the outcome of the litigation referenced above or that the Company will commence or complete any financing referenced above.

The Common Shares to be issued pursuant to the offering described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories or possessions.


     THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE
                         INFORMATION CONTAINED HEREIN.